SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	November	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated November 28, 2016 - Neovasc Receives Regulatory Approval to Initiate TIARA II CE Mark Study

Document 1

Neovasc Receives Regulatory Approval to Initiate TIARA II CE Mark Study

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Nov. 28, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced it has received both regulatory and ethics committee approval to initiate the Tiara™ Transcatheter Mitral Valve Replacement Study (TIARA II) in Italy.   TIARA II is a 115 patient, non-randomized, prospective clinical study evaluating the safety and performance of the Tiara™ Transcatheter Mitral Valve with the Tiara™ Transapical Delivery System (Tiara™).

With these critical approvals now in place, it is expected that the first Italian TIARA II clinical study site will be initiated before year end, with first enrollment anticipated early in the new year.  Approvals in additional geographies are expected in the first quarter of 2017.

"We have been very encouraged by the results to date with the Tiara device," stated Alexei Marko, Neovasc CEO. "Tiara has been successfully implanted in a wide range of patients including those with prosthetic aortic valves in place (both tissue and mechanical valves) and those with prior mitral valve surgical repairs, including mitral rings.  With this approval, we look forward to beginning our CE mark study which offers a less invasive treatment option for patients determined to be high risk for surgery, suffering from severe MR, and to eventually have Tiara available as a treatment option for clinical use to treat this devastating disease."

It is expected that data from this study will be used to file for CE Mark approval for Tiara™.  CE Mark is the European Union (EU) regulatory approval to commercialize a medical device. Receiving the CE Mark demonstrates that a product has been assessed by the EU authorities and conforms to the European essential requirements for safety and performance.

About Tiara™
Tiara™ is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation (MR) by replacing the diseased valve. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients effected throughout Europe.  Tiara™ is implanted in the heart using a minimally invasive, transapical transcatheter approach and is designed to replace the diseased native mitral valve without the need for open-heart surgery or use of a cardiac bypass machine.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the U.S. and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the US, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's plans and expectations concerning the TIARA II clinical study in Italy, including the anticipated timing for the study in Italy and the anticipated timing for approvals in additional geographies, the Company's plans and expectations for Tiara to be available as a treatment option for routine clinical use, and the Company's expectation that data from the TIARA II clinical study in Italy will be used to file for CE Mark approval for Tiara. The words "expected", "will", "anticipated", "look forward", "eventually", and similar words or expressions are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the conduct or possible outcomes of any actual or threatened legal proceedings; the Company's ability to stay the payment of the awards in the CardiAQ litigation and its ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which are inherently uncertain and which create material uncertainty and cast substantial doubt on the Company's ability to continue as a going concern; the potential impact on the Company's business of an adverse decision in the appeal on the question of inventorship even if the Company prevails on its appeal of the awards; potential changes in circumstances relating to the Company's financing requirements, whether as a result of the CardiAQ litigation, unforeseen circumstances or otherwise; the Company's ability to raise additional funding;  the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operation (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 28-NOV-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: November 28, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer